ThrillSeeker Media Group, Inc.



ANNUAL REPORT

44 W Flagler St

Miami, FL 33130

(786) 270-8763

https://thrillseeker.media/

This Annual Report is dated May 2, 2022.

BUSINESS

ThrillSeeker Media Group, Inc. ("TMG") is a content production house and talent/marketing agency specializing in virtual reality ("VR"), augmented reality ("AR"), and mixed reality markets*. TMG is a recently formed Delaware corporation that will operate from Miami, Florida. The founder of TMG (aka"Thrill") has assigned his brand, ThrillSeeker™ to TMG and he will lead the company as its Chief Executive Officer.

ThrillSeeker is a well-recognized voice in the VR and AR industry and has risen to prominence by guiding consumers and businesses through the adoption curve of VR and AR technology, principally through creating content that informs hundreds of thousands of viewers on a weekly basis. Every day the TMG team challenges itself to create impactful content that improves the awareness, reports advancements in tech, use cases, and capabilities, and comments on trends including where they may lead.

TMG will immediately begin generating revenue through, among other things, the operation of the ThrillSeeker Youtube channel, multi-channel advertising, industry partner relationships, merchandise sales, and industry events (both online and offline). The TMG team is aggressively scaling its service offerings catered to a global community of VR and AR gamers, esports professionals and teams, tech influencers, and industry personalities in order to capitalize on this generational paradigm shift in entertainment.

*VR, AR, and mixed reality are commonly referred to in the collection as falling into the category of 'extended reality' or "XR". Reference throughout this Memorandum to 'VR and AR' or 'XR' will generally refer to the more encompassing category of extended reality unless specified otherwise.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $80.00
Number of Securities Sold: 800,000
Use of proceeds: Operations
Date: August 18, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $350,125
Number of Securities Sold: 38,082
Use of proceeds: Operations
Date: September 30, 2021
Offering exemption relied upon: Regulation Crowdfunding

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

How long can the business operate without revenue:

The Company could operate for at least twelve months without significant increases to revenue generation, provided, however, that we may need to raise additional capital depending on market conditions and the costs of executing our hiring plan and increasing our operational capacity.

Foreseeable major expenses based on projections:

The Company's primary expense is content production and distribution, the costs of which consists almost entirely of payroll expenses, fees for service providers, content capture equipment, and content editing equipment and software.

Future operational challenges:

Increasing viewership and market share in an increasingly crowded space is the Company's most immediate operational challenge. As described in our Roadmap, our current bottleneck is the pace at which we are able to release content. The XR industry has major developments on a regular basis and we need additional personnel to expedite our capture and editing process.

With greater operational capacity, our personnel will be able to focus on strengths, which will result in greater depth of coverage of the XR industry, higher volume of content, increase in organic growth, and higher revenues from advertising and brand partnerships.

Future challenges related to capital resources:

The market for personnel skilled in content capture and editing is competitive and costs of employing first class talent are significant. TMG will burn through significant capital while building out its capacity at the pace that is necessary to gain viewers and increase prominence in the XR industry.

TMG also plans to expand service offerings, which will include hiring executives, management, and operational personnel to stand-up new business lines.

Future milestones and events:

TMG's near term milestone will be increasing the number of creators that are distributing XR related content under the ThrillSeeker brand. This will significantly impact the scale of content production and the reach of the TMG brand. For more information about our specific milestones, please see "The Company and its Business – Current Stage and Roadmap.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $15,000.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Cody Alfar aka "ThrillSeeker"
Cody Alfar aka "ThrillSeeker"'s current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Chief Executive Officer
Dates of Service: August 18, 2021 - Present

Responsibilities: As CEO, his responsibilities will include making all major company decisions, managing the development and execution of the company's services and products, recruiting other executive level personnel, and developing and executing the companies budget.

Position: Director
Dates of Service: August 18, 2021 - Present
Responsibilities: Appoint executives, report to stockholders
Other business experience in the past three years:

Employer: Sole Proprietor

Title: Sole Proprietor

Dates of Service: April 16, 2019 - Present

Responsibilities: Produce content for and manage ThrillSeeker Youtube Channel and ThrillSeeker discord community. This includes content sourcing, capture, production, editing, and distribution, as well as brand relationships.

Name: Michael Sanfiel JR

Michael Sanfiel JR's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operating Officer

Dates of Service: March 01, 2022 - Present

Responsibilities: Manages Strategic planning, logistics, and cultivating business relationships.

Other business experience in the past three years:

Employer: Miami Vice Wireless LLC

Title: COO

Dates of Service: July 01, 2019 - February 01, 2022

Responsibilities: Implement business operations, establish policies that promote company culture and vision, and oversee operations of the company as well as keep up to date with payroll, hiring and accounting.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class B Common Stock
Stockholder Name: Cody Alfar
Amount and nature of Beneficial ownership: 720,000
Percent of class: 100.0

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

Class A Common Stock
The amount of security authorized is 5,000,000 with a total of 80,000 outstanding.

Voting Rights
There are no voting rights associated with Class A Common Stock.

Material Rights
The Company has adopted an Equity Incentive Plan, under which it has allocated an additional 200,000 shares of Class A Common Stock of the Company to be issued as equity compensation. The amount outstanding does not assume these shares under the Equity Incentive plan will be exercised.

Pursuant to the Company's Bylaws, the holders of the shares of Class A Common Stock are subject to a "Drag-Along" provision related to a transaction or series of related transactions in which a person, or a group of related persons, acquires shares representing more than 50% of our outstanding voting power, or to a deemed liquidation event, such as the sale of the Company; the sale, lease or transfer of substantially all of the Company's assets; or the dissolution or liquidation of the Company. If you do not approve the transaction (or series of transactions), but the holders of the majority of the outstanding shares of the Company's capital stock vote in favor of the transaction (or series of transactions) and the transaction (or series of transactions) is approved by the Board of Directors, you will still be required to participate in the transaction (or series of transactions). Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

Subject to applicable law and the Certificate of Incorporation, dividends upon the shares of capital stock of the Corporation may be declared by the Board of Directors at any regular or special meeting of the Board of Directors.

Class A Common Stock may be entitled to a vote upon the conversion of all Class B Common Stock into Class A Common Stock.

Class B Common Stock
The amount of security authorized is 2,000,000 with a total of 720,000 outstanding.
Voting Rights
Voting Rights: One vote per share of Class B Common Stock
Material Rights
Pursuant to the Company's Bylaws, the holders of the shares of Class B Common Stock are subject to a "Drag-Along" provision related to a transaction or series of related transactions in which a person, or a group of related persons, acquires shares representing more than 50% of our outstanding voting power, or to a deemed liquidation event, such as the sale of the Company; the sale, lease or transfer of substantially all of the Company's assets; or the dissolution or liquidation of the Company. If you do not approve the transaction (or series of transactions), but the holders of the majority of the outstanding shares of the Company's capital stock vote in favor of the transaction (or series of transactions) and the transaction (or series of transactions) is approved by the Board of Directors, you will still be required to participate in the transaction (or series of transactions). Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

Subject to applicable law and the Certificate of Incorporation, dividends upon the shares of capital stock of the Corporation may be declared by the Board of Directors at any regular or special meeting of the Board of Directors

Preferred Stock
The amount of security authorized is 1,000,000 with a total of 0 outstanding.
Voting Rights
There are no voting rights associated with Preferred Stock.
Material Rights
If and when the board determines that it will designate preferred stock, the rights of those shares (including voting rights) would be determined by a Certificate of Designations.
Pursuant to the Company's Bylaws, the holders of the shares of Preferred Stock are subject to a "Drag-Along" provision related to a transaction or series of related transactions in which a person, or a group of related persons, acquires shares representing more than 50% of our outstanding voting power, or to a deemed Liquidation event, such as the sale of the Company; the sale, lease or transfer of substantially all of the Company's assets; or the dissolution or liquidation of the Company. If you do not approve the transaction (or series of transactions), but the holders of the majority of the outstanding shares of the Company's capital stock vote in favor of the transaction (or series of transactions) and the transaction (or series of transactions) is approved by the Board of Directors, you will still be required to participate in the transaction (or series of transactions). Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Class A Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the AR industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Class A Common Stock in the amount of up to $1,100,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, or some amount less than the maximum amount, it may have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class A Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class A Common Stock. In addition, if we need to raise more equity capital from the sale of Class A Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that certain revenue lines and services that we are developing may never be operationalized, or they may never be used to engage in transactions. It is possible that the failure to launch certain service offerings and products are the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only business plans for certain services, including our plans for XR events taking place virtually. Delays or cost overruns in the development of our management services or XR events and failure of the offerings to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in hiring, changes in the market, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Class A Common Stock that an investor is buying has no voting rights attached to them.

This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition

We will compete with larger, established companies who currently have services and products on the market and/or various respective service and product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent services and products earlier than us, or superior offerings than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

ThrillSeeker Media Group, Inc. was formed on July 21, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. ThrillSeeker Media Group, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and minimal revenue in relation to its planned expenses. If you are investing in this company, it's because you think that ThrillSeeker Media Group, Inc. is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sub-licenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sub-licenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including content distribution, accounting, and legal work. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on ThrillSeeker Media Group, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on ThrillSeeker Media Group, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Our results of operations may be negatively impacted by the coronavirus outbreak

In December 2019, the 2019 novel coronavirus surfaced in Wuhan, China. The World Health Organization declared a global emergency on January 30, 2020, with respect to the outbreak and several countries initiated travel restrictions to and from China, among other places. The impacts of the outbreak are unknown and rapidly evolving. A widespread health crisis could adversely affect the global economy, resulting in an economic downturn that could impact demand for our service offerings and products. The future impact of the outbreak is highly uncertain and cannot be predicted and there is no assurance that the outbreak will not have a material adverse impact on the future results of the Company. The extent of the impact, if any, will depend on future developments, including actions taken to contain the coronavirus.

Our Independent Auditor's Report on our Financial Statements includes a "going concern" opinion

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before reaching profitable levels of revenue. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from this Offering, and additional debt and/or equity financing as determined to be necessary. There are no assurances that we will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

The Company's Board of Directors may require stockholders to participate in certain future events, including our sale or the sale of a significant amount of our assets

Our stockholders will be subject to a drag-along provision related to the sale of the Company. If the Board of Directors receives and accepts a bona fide written offer to engage in a sale of the Company, or agrees to a liquidation or winding down of the Company, in one transaction or a series of related transactions, stockholders will be required to sell their shares at the Drag-Along Price or otherwise participate in the Drag-Along Transaction even if they don't want to sell their shares at that price or participate in the Drag-Along Transaction. (For definitions of these terms, see our Bylaws.) Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2022.

ThrillSeeker Media Group, Inc.

By   /s/ *Cody Alfar*

     Name: ThrillSeeker Media Group, Inc.

     Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Thrillseeker Media Group, Inc.
Profit & Loss
January through December 2021

	Jan - Dec 21
Ordinary Income/Expense	
Income	
Bank Interest	14.05
Revenue	118,181.37
Sales	20,618.09
Total Income	138,813.51
Gross Profit	138,813.51
Expense	
Automobile Expense	2,702.59
Bank Service Charges	1,597.73
Computer and Internet Expenses	1,050.99
deductible expense	4,864.16
Dues and Subscriptions	2,125.58
Electricity	142.59
Entertainment	4,932.23
Gasoline	1,582.72
Independent Contractor	29,909.55
Insurance Expense	1,387.71
Meals and Entertainment	11,693.55
Medical Expense	1,190.53
Moving Expense	215.07
Office Supplies	26,641.43
Parking & Tolls	183.32
Payroll Expenses	5.00
Personal Grooming	110.94
Postage and Delivery	182.57
Professional Fees	670.00
Rent Expense	9,869.90
Telephone Expense	482.03
Travel Expense	2,901.67
Uniform	221.49
Utilities	1,931.13
Video Production Equipment	362.73
Total Expense	106,957.21
Net Ordinary Income	31,856.30
Net Income	**31,856.30**

CERTIFICATION

I, Cody Alfar, Principal Executive Officer of ThrillSeeker Media Group, Inc., hereby certify that the financial statements of ThrillSeeker Media Group, Inc. included in this Report are true and complete in all material respects.

Cody Alfar

CEO